SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELEMIG CELULAR PARTICIPAÇ;ÕES S.A.
Corporate Taxpayer’s ID (CNPJ) # 02.558.118/0001 -65
Company Registration (NIRE) # 5330000577-0
(Publicly-held Company)

CALL NOTICE – EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING – MODIFICATION OF DATE

By means of this Call Notice, the Shareholders of TELEMIG CELULAR PARTICIPAÇ;ÕES S.A. (“Company”) shall acknowledge that the Extraordinary General Shareholders’ Meeting previously set forth to be held on July 04, 2007, pursuant to the call notice publicated at the newspaper Valor Econômico on June 04, 05 and 06, 2007, and at the Official Gazette of the State of Minas Gerais on June 05, 06 and 07, 2007, has been postponed, and, therefore, will be held on July 12, 2007, at 12pm, at the Company’s headquarters, located at Rua Levindo Lopes, 258, Funcionários, Belo Horizonte-MG, in which Shareholders shall deliberate on the same agenda formerly publicated, as follows:

1. To deliberate on the share grouping of the shares issued by the Company; and
2. To elect members of the Board of Directors, in order to occupy vacant offices due to the resignation of members.

General Instructions:

a) Documentation relating to the referred agenda is available at Company’s headquarters;
b) Powers-of-attorney should be delivered to the address where the Meeting will be held, mentioned in the introduction of this Notice, at least 48 hours prior to said Meeting; and
c) Shareholders owning Fungible Custody of Stock Exchange Registered Shares who wish to participate in the Extraordinary Meeting shall present a custody statement issued by the custodial institution up to two (2) days prior to the Meeting.

Belo Horizonte, June 21, 2007.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.